UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15

           CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
              SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
                     SUSPENSION OF DUTY TO FILE REPORTS UNDER
           SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number:   0-628

                        Elizabethtown Water Company
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            (Exact name of registrant as specified in its charter)

           600 South Avenue, Westfield, New Jersey 07090 (908) 654-1234
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Title of Each Class                         Number of Holders

        8 3/4% Debentures, due 2021                             47
        8% Debentures, due 2022                                 63
        7 1/4% Debentures, due 2028                             70
        Mandatory Redeemable Preferred Stock                     9
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           (Title of each class of securities covered by this Form)

                                None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i) [  ]            Rule 12h-3(b)(1)(i) [X]
           Rule 12g-4(a)(1)(ii)[  ]            Rule 12h-3(b)(1)(ii)[  ]
           Rule 12g-4(a)(2)(i) [  ]            Rule 12h-3(b)(2)(i) [  ]
           Rule 12g-4(a)(2)(ii)[  ]            Rule 12h-3(b)(2)(ii)[  ]
                                               Rule 15d-6          [  ]


      Approximate number of holders of record of Common Stock as of the certification or notice
date:    One (1)
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      Pursuant to the requirements of the Securities Exchange Act of 1934,
Elizabethtown Water Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2000                   By /s/ Dennis W. Doll
                                          Name:  Dennis W. Doll
                                          Title: Vice President & Controller